Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the use in this Registration Statement on Form S-1 of 4D Molecular Therapeutics, Inc. of our report dated June 19, 2020, except for (i) the effects of disclosing net loss per share information, (ii) the segment information, and (iii) the matters that raise substantial doubt about the Company’s ability to continue as a going concern discussed in Notes 14, 2, and 1, respectively, to the financial statements, as to which the date is October 14, 2020, relating to the financial statements of 4D Molecular Therapeutics, Inc., which appears in this Registration Statement. We also consent to the reference to us under the heading “Experts” in such Registration Statement.

/s/ PricewaterhouseCoopers LLP

San Jose, California

December 10, 2020